

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 22, 2006

Mr. Ben A. van der Klift
Chief Financial Officer
Arcadis N.V.
Nieuwe Stationsstraat 10, Arnhem, the Netherlands

RE: Form 20-F for the Fiscal Year ended December 31, 2005
Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006
File No. 0-22628

Dear Mr. van der Klift:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for the year ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>A. Operating Results</u>

2. In your discussion of the developments by geographic segment, you discuss operating income excluding the effect of the amortization of identifiable intangible assets. These amounts appear to constitute non-GAAP financial measures. We note your disclosures regarding non-GAAP financial measures beginning on page 25; however, it does not appear that you have provided the disclosures required by Item 10(e) of Regulation S-K for these amounts. Please tell us where these disclosures are provided, or provide the disclosures required by Item 10(e) of Regulation S-K. Please consider revising your discussion to instead discuss the changes between periods in your GAAP financial statement line items.

<u>Revenues and Expenses, page 18</u>

3. You disclosed that you face risks under design, build, finance and operate contracts when you make an advance investment in the development of a project, have an equity interest in the partnership, or enter into obligations for completing or operating the project. Please tell us how you account for your investments in design, build, finance and operate contracts. Please specifically tell us what consideration is given to the guidance provided in IAS 27, IAS 28, and SIC 12.

Results of Operations, page 22

4. Please expand your disclosures to discuss with quantification the business reasons
    for significant changes in gross revenues, operational costs and operating income.
    Your disclosures should include a discussion of the specific type of operational
    costs which led to significant changes in the operational costs and operating
    income line items between periods. For example, as you stated on page F-37,
    pension costs for defined benefit pension plans under US GAAP amounted to a
    7.4 million euros charge in 2005 and 15.5 million euros charge in 2004; this 8.1
    million euros decrease in costs appears to be material given your operating
    income increased by 18.9 million euros from the year ended December 31, 2004
    to the year ended December 31, 2005. Please refer to Item 5.A. of Form 20-F.

5. Please separately discuss the business reasons for the changes between periods in
    the gross sales and operating income of each of your reportable segments. Where
    there is more than one reason for a change between periods, please quantify the
    extent to which each reason contributed to the overall change in the segment line
    item. Please refer to Item 5.A. of Form 20-F.

6. Under Operating and Financial Review and Prospects on page 19 you disclosed
    that under the pressure of competition, unfavorable terms may be agreed upon in
    Master Service Agreements thereby producing a negative effect on your business
    for a long time. You further disclosed that this type of contract provides a stable
    source of revenue over a longer period of time. Please discuss whether you have
    entered into any new customer agreements in at least the current financial year,
    including Master Service Agreements, in which you think it is reasonably likely
    that the type of agreements will have a material effect on your future gross sales
    or operating income. Refer to Item 5.D. of Form 20-F.

D. Trend Information, page 30

7. You present operating income excluding amortization of intangible assets for the
    first quarter of 2005 and 2006; these amounts appear to constitute non-GAAP
    financial measures. We note your disclosures regarding Non-GAAP financial
    measures beginning on page 25; however, it does not appear that you have
    provided all of the disclosures required by Item 10(e) of Regulation S-K for these
    amounts. Please tell us where these disclosures are provided, or provide the
    disclosures required by Item 10(e) of Regulation S-K.

Tabular Disclosure of Contractual Obligations, page 32

8. It appears that the amount of long-term debt obligations (including interest),
    capital (finance) lease obligations, and other long-term liabilities reflected under
    IFRS per your table of contractual obligations is greater than the amount of long-

term debt and other long-term liabilities recorded on your balance sheet at December 31, 2005. Please help us understand the differences by providing us with a reconciliation of these amounts as of December 31, 2005.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

9. You present an operating income subtotal, which is computed differently than the operating income amount on your statements of income, and an operating cash flow before changes in working capital and provisions subtotal on your statements of cash flows. Please help us understand how your presentation of these subtotals is in accordance with IAS 7.

10. You disclosed divestments of consolidated companies and divestments of non-consolidated companies and other non-current assets in cash flows from investing activities in your statements of cash flows. Please tell us what consideration you gave to disclosing the net cash flows attributable to operating, investing and financing activities of discontinued operations. Please refer to paragraph 33(c) of IFRS 5.

Note 1 – Summary of Significant Accounting Policies, page F-8

General, page F-8

11. You state that the financial statements have been prepared in accordance with IFRS and its interpretations adopted by the IASB as endorsed by the European Union. Please help us understand whether you determined that there are differences between IFRS as adopted by the EU and IFRS as published by the IASB. If so, please tell us what consideration was given as to whether an audited reconciliation needed to be provided between IFRS as adopted by the EU and IFRS as published by the IASB pursuant to Section G of SEC Release No. 33-8567.

Principles of Consolidation, page F-8

12. On page 5 you state that you account for investments in joint ventures using the proportionate method of consolidation. On page F-8, you list two joint ventures, ARCADIS Aqumen Facility Management B.V. and Biogas Energia Ambiental SA, for which you state that you use the proportionate basis under IFRS. In Note 8, you refer to a number of Dutch joint ventures, for which it is not clear whether you use the proportionate consolidation method. Please clarify your disclosure to state whether you use the proportionate consolidation method for all joint ventures. Please also tell us where you have provided the disclosures required by

paragraph 56 of IAS 31, or tell us what consideration you gave to providing these disclosures.

Cash and Cash Equivalents, page F-10

13. Please help us understand how you have presented bank overdrafts, including the change in bank overdrafts from period to period, on your statements of cash flows and balance sheets in accordance with paragraph 8 of IAS 7. Note 9 to your financial statements indicates that you have reflected bank overdrafts in other current liabilities on your balance sheets, and the cash and cash equivalents amount on your statement of cash flows at December 31, 2004 and December 31, 2005 agrees to the amount on your balance sheets. However, your discussion of cash and cash equivalents on page F-10 indicates that bank overdrafts are reflected in cash and cash equivalents. Please clarify.

Method of Determination of Income – Gross revenue, page F-11

14. Please tell us what consideration you gave to disclosing your revenue recognition accounting policy for changes in the scope of work performed, claims for costs not included in the contract price, and incentive payments. Please refer to paragraphs 12 through 15 of IAS 11.

15. Please clarify in your disclosure whether the materials, services of third parties, and subcontractors line item includes all materials costs or only certain materials costs. If this line item only includes certain material costs, please separately describe which costs are included and which costs are excluded.

16. Please help us understand how your presentation of net revenues, which equals gross sales less materials, services of third parties and subcontractors and sales-related taxes, is in accordance with IAS 1 and IAS 11, including paragraphs 84, 91 and 92 of IAS 1 and paragraphs 11 and 16 of IAS 11.

17. You state that profits on projects are recorded according to the percentage-of-completion method. Please tell us what consideration was given to also disclosing the method used to determine the stage of completion under the percentage of completion. For example, do you use labor hours incurred to total estimated labor hours or costs incurred compared to total estimated costs in determining the stage of completion? Please also tell us what consideration was given to disclosing your accounting policy and any related assumptions for recording profits on projects accounted for under the percentage-of-completion method. Please refer to paragraphs 25-26 of IAS 11.

Note 2 – Acquisitions and Divestments, page F-13

18. You disclosed that you sold your interests in certain entities in 2005 and 2004. Please tell us where you have provided a description of non-current assets or disposal groups that were sold and the other disclosures required by paragraph 41 of IFRS 5, or tell us what consideration you gave to providing these disclosures. Please also tell us where you have disclosed, or tell us what consideration you gave to providing the disclosures required by paragraphs 33(a) and 33(b) of IFRS 5 regarding your discontinued operations in your statements of income or in the notes to your financial statements.

19. The table on page F-15 indicates that the total consideration paid during 2005 for acquisitions was 121,259,000 euros, which appears to be higher than the amount recorded on your statement of cash flows related to acquisitions. Please clarify whether consideration paid includes the issuance of equity instruments. In this regard, please tell us what consideration you gave to providing the disclosures required by paragraph 67(d) of IFRS 3.

20. Please tell us what consideration you gave to disclosing the following:
   - percentage of voting equity instruments acquired in accordance with paragraph 67(c) of IFRS 3;
   - the factors that contributed to costs that resulted in the recognition of goodwill as well as the other disclosures required by paragraph 67(h) of IFRS 3;
   - the disclosures required by paragraph 67 of IFRS 3 for your 2004 acquisitions; and
   - the amount of the acquiree's profit or loss since the acquisition date included in your financial statements and other related disclosures required by paragraph 67(i) of IFRS 3.

21. Given that the table provided on page F-15 indicates that the total assets acquired during 2005 represents approximately 26% of your total assets at December 31, 2004 and given the gross revenue amounts reported on page 10 related to the entities acquired, please help us understand how you determined it was appropriate to aggregate the disclosures required by paragraph 67 of the IFRS 3. Please refer to paragraph 68 of IFRS 3.

Note 3 – Segment information, page F-16

22. It appears that you have determined that your primary segment reporting format is based on geographical segments and that your secondary reporting format is based on business segments. Please tell us the factors that you considered in determining that your risks and rates of returns are affected predominately by the fact that you operate in different geographical areas instead of by the different services offered. Please refer to paragraphs 26 through 28 of IAS 14.

23. Please tell us what consideration you gave to disclosing whether your geographical segments are based on the location of assets or on the location of customers and correspondingly providing the disclosures required by paragraphs 71 and 72 of IAS 14.

24. Prior to your presentation of gross revenue by service area, you state that you do not consider these service areas to be reportable segments. Please further clarify what you mean by this statement. It also appears that certain disclosures required by paragraph 70 of IAS 14 for secondary business segments have not been provided. Please further advise how your current disclosures by service area comply with IAS 14. Refer to paragraph 32 of IAS 14.

25. You state that you manage your segments on an operating income basis. In light of this, please help us understand why you are also presenting EBITA and EBITA on recurring basis as part of your segment income statement information.

26. You present net income excluding extraordinaries. Please tell us what consideration you gave to paragraph 85 of IAS 1 in presenting this amount.

Note 7 – Intangible Assets, page F-21

27. Please tell us what consideration was given to providing the following disclosures regarding your intangible assets:
   - a description of your identifiable intangible assets for each period presented;
   - the information included in the table on page F-21 by class of intangible assets instead of aggregating all identifiable intangible assets in one column; and
   - the useful lives of your finite lived intangible assets and the amortization methods used to amortize your finite lived intangible assets.
   Please refer to paragraphs 118 and 119 of IAS 38.

Note 8 – Investments in Non-Consolidated Companies, page F-23

28. Given that there appear to be two companies in which you own less than 20 percent of their equity, please tell us what consideration you gave to disclosing

Ben A. van der Klift
Arcadis N.V.
December 22, 2006
Page 8

the reasons why the presumption that you do not have significant influence is overcome. Refer to paragraph 37(c) of IAS 28.

Note 9 – Other Current Liabilities, page F-25

29. Given that other liabilities represent 24% of total current liabilities at December 31, 2005 and 15% at December 31, 2004, please tell us what consideration you gave to providing further subclassification of this amount or additional information regarding the components of this amount. Please refer to paragraphs 74 and 75 of IAS 1. Please also refer to Rule 5.02.20 of Regulation S-X.

Note 10 – Long-term debt, page F-26

30. You state that in 2006 certain debt will be refinanced on a long-term basis with a due date in 2011 and is therefore classified as long-term. Please tell us the amount of this debt, and how you determined that the classification of this debt as long-term at December 31, 2005 complies with paragraphs 60 and 64 of IAS 1.

31. Please tell us what consideration you gave to providing additional disclosures regarding the terms of your debt obligations, including whether they are fixed versus floating rate and whether they are subject to any debt covenants. Please refer to IAS 32.

Note 13 – Shareholders' Equity, page F-29

32. Please help us understand why the outstanding shares of common stock on your balance sheet of 20,308,742 at December 31, 2004 do not agree to the outstanding shares of common stock at December 31, 2004 in the table provided of 20,298,743.

Note 14 – Commitments and Contingent Liabilities

33. Please tell us what consideration you gave to providing a general description of your significant leasing arrangements. Refer to paragraph 35(d) of IAS 17.

Litigation, page F-34

34. Your disclosures indicate that you have not recorded a provision related to your litigation issues. Given this, please tell us what consideration you gave to providing the disclosures referred to in paragraph 86 of IAS 37.

Note 15 – Operational Costs

Option expenses and Incentive shares, page F-34

35. Given that you state that your options and shares granted are conditional in nature, please tell us what consideration you gave to disclosing the impact of these conditions, if any, on your determination of fair value. Refer to 47(b)(iii) of IFRS 2.

Pension costs, page F-35

36. You state that due to the transition of the PRC pension plan by the end of 2005 to a defined contribution plan under IFRS, a provision of 13.1 million euros was released to income in 2005. Please address the following:

   • Please tell us the specific changes that were made which resulted in the transition of this plan to a defined contribution plan as well as when these changes were made;
   • Please tell us how you arrived at the 13.1 million euros amount; and
   • Please tell us how your accounting of this transition complies with IAS 19.

Note 18 – Application of Generally Accepted Accounting Principles in the United States of America, page F-41

37. Given that you have provided some financial information regarding discontinued operations in this note to the financial statements, it appears that you identified differences between US GAAP and IFRS. Please tell us what consideration was given to providing an explanation of the differences in a manner similar to your explanation of the GAAP differences related to goodwill and pension costs.

Note 20 – Explanation of Transition to IFRS, page F-46

38. In order to enable us to clearly understand the impact of each of the adjustments for which you have provided a textual description, please provide us with a reconciliation of the amounts reflected in the IFRS effect column to the textual description. For instance, tell us what comprises the 65,881 thousand euros adjustment to (Un)billed receivables. Refer to paragraph 40 of IFRS 1.

Description of adjustments resulting from the implementation of IFRS (with respect to 2004)

Work-in-progress, page F-49

39. You state that the valuation principles do not lead to a different result, only to a timing difference in result taking; the 2004 income therefore has not been

adjusted. Please help us understand which amounts you are referring to in this explanation. Please also help us understand why the timing difference would not result in the 2004 income being adjusted. For example, please clarify if both the previous GAAP treatment and IFRS treatment result in the amounts being recorded in 2004 but during different months of 2004.

Deferred Compensation, page F-49

40. Please help us understand how you determined a 14,960,000 euros provision needed to be created and charged to stockholders' equity in the 2004 opening balance sheet related to your defined benefit plans. Please help us understand the difference in your previous GAAP and IFRS related to these defined benefit plans that led to the additional provision needing to be recorded.

41. Please tell us how you accounted for your cumulative actuarial gains and losses related to your employee benefits at the date of transition to IFRS. Refer to paragraph 20 of IFRS 1.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief